Acesis Holdings Corporation
Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Acesis Holdings Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Acesis Holdings Corporation (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders' deficit, and cash flows for each of the years in the two year period ended December 31, 2024 and 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP
We have served as the Company's auditor since 2022.
Diamond Bar, California
April 29, 2025

Acesis Holdings Corporation
Consolidated Balance Sheets
As of December 31, 2024 and 2023

		December 31,		
		2024		**2023**
ASSETS				
Current assets:				
Cash	$	623,293	$	18,099
Prepaid expenses and other current assets		12,305		3,854
Deferred Offering Costs		125,000		-
Total assets	$	760,598	$	21,953
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	696,299	$	432,282
Accrued interest		3,163		3,163
Accrued interest, related party		5,495		5,495
Accrued salaries, related party		140,331		64,666
Accrued salaries, non-related party		116,500		-
Accrued board fees, related party		200,000		100,000
Other current liabilities		-		43,227
Total liabilities		1,161,788		648,833
Stockholders' deficit:				
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2024 and 2023		-		-
Common stock, $0.001 par value, 190,000,000 shares authorized, 15,953,459 and 14,822,270 shares issued and outstanding as of December 31, 2024 and 2023, respectively		15,953		14,822
Additional paid-in capital		20,518,596		18,794,931
Accumulated deficit		(20,954,567)		(19,454,635)
Accumulated other comprehensive income		18,828		18,002
Total stockholders' deficit		(401,190)		(626,880)
Total liabilities and stockholders' deficit	$	760,598	$	21,953

Acesis Holdings Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2024 and 2023

	Year Ended December 31,			
	2024		**2023**	
Revenue	$	-	$	-
Operating expenses:				
General and administrative		566,640		452,602
Research and development		248,180		241,657
Professional and consulting expenses, related party		750,644		499,999
Total operating expenses		1,565,464		1,194,258
Loss from operations		(1,565,464)		(1,194,258)
Other income (expense), net				
Interest expense		-		(1,480)
Gain (loss) on debt forgiveness		65,532		30,236
Total other income (expense), net		65,532		28,756
Net loss	$	(1,499,932)	$	(1,165,502)
Foreign currency translation		826		(3,788)
Comprehensive loss	$	(1,499,106)	$	(1,169,290)
Weighted average common shares outstanding - basic and diluted		15,108,977		14,616,448
Net loss per common share - basic and diluted	$	(0.10)	$	(0.08)

Acesis Holdings Corporation
Consolidated Statement of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2024 and 2023

| | Ordinary Shares | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income | Total Stockholders' Equity (Deficit) |
	Shares	Amount	Shares	Amount				
Balances at December 31, 2022	-	$ -	13,712,270	$ 13,712	$ 16,846,037	$ (18,289,133)	$ 21,790	$ (1,407,594)
Common shares issued for cash	-	-	1,110,000	1,110	949,806	-	-	950,916
Placement agent costs	-	-	-	-	64,369	-	-	64,369
Foreign currency translation	-	-	-	-	-	-	(3,788)	(3,788)
Debt forgiveness	-	-	-	-	934,719	-	-	934,719
Net loss	-	-	-	-	-	(1,165,502)	-	(1,165,502)
Balances at December 31, 2023	-	-	14,822,270	14,822	18,794,931	(19,454,635)	18,002	(626,880)
Common shares issued for cash	-	-	703,704	704	949,296	-	-	950,000
Conversion of debt to equity	-	-	427,485	427	427,058	-	-	427,485
Warrants issued for employee compensation	-	-	-	-	347,311	-	-	347,311
Foreign currency translation	-	-	-	-	-	-	826	826
Net loss	-	-	-	-	-	(1,499,932)	-	(1,499,932)
Balances at December 31, 2024	-	-	15,953,459	$ 15,953	$ 20,518,596	$ (20,954,567)	$ 18,828	$ (401,190)

Acesis Holdings Corporation
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2024 and 2023

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$ (1,499,932)	$ (1,165,502)
Adjustments to reconcile net loss to net cash used in operating activities:		
Shares issued for services	347,311	-
Gain on debt settlement	(65,531)	(30,236)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(8,451)	562
Accounts payable	286,805	252,474
Due to related parties	-	(65,211)
Accrued interest	27,485	(2,804)
Accrued salaries, related party	75,665	(43,616)
Accrued salaries, non-related party	116,500	-
Accrued board fees	100,000	81,862
Other current liabilities	(25,484)	(31,555)
Net cash used in operating activities	(645,632)	(1,004,027)
Cash flows from financing activities:		
Common shares issued for cash	950,000	975,285
Proceeds from notes payable	400,000	
Deferred offering costs	(100,000)	-
Repayments of notes payable	-	(100,000)
Net cash provided by financing activities	1,250,000	875,285
Net change in cash and cash equivalents	604,368	(128,742)
Effect of exchange rate changes on cash	826	(3,788)
Cash and cash equivalents at beginning of year	18,099	150,628
Cash and cash equivalents at end of year	$ 623,293	$ 18,099
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ 3,650
Supplemental disclosure of non-cash investing and financing activities:		
Notes payable converted to common stock	$ 400,000	$ -
Accrued interest associated with notes payable converted to common stock	$ 27,485	$ -
Stockholder compensation payable forgiveness	$ -	$ 934,719
Accounts payable settled by pre-IPO proceeds	$ -	$ 40,000

Notes to the Consolidated Financial Statements

1. **Nature of Operations and Summary of Significant Accounting Policies:**

Nature of Operations – Acesis Holdings Corporation ("AHC" or the "Company") was incorporated as a C-Corporation in the State of Nevada on October 3, 2022. Effective December 19, 2022, ACH entered into share exchange and cancellation agreements ("Subsequent Share Exchange") with each shareholder of Acesis UK, pursuant to which AHC agreed to issue new shares of common stock in AHC to the shareholders of Acesis UK, in consideration for ordinary shares of Acesis UK, constituting 100% of the ordinary shares of Acesis UK. Following the Subsequent Share Exchange, Acesis UK became a wholly owned subsidiary of AHC.

AHC, Acesis Biomed Ltd ("Acesis UK") and its subsidiary, Acesis Biomed US, Inc. ("ABI") is an emerging pre-phase 1 (first-in-man) clinical, biotechnology company focused on men's health. Acesis UK was incorporated in England and Wales on February 4, 2021. Acesis Biomed US, Inc. was incorporated as a C-corporation in the state of Colorado on March 11, 2015. On April 7, 2021, Acesis UK entered into various share exchange and cancellation agreements ("Initial Share Exchange") with each shareholder and warrant holder of ABI pursuant to which the Company agreed to issue new ordinary shares in Acesis UK to the shareholders and warrant holders of ABI, in consideration for shares of common stock of ABI, constituting 100% of the common stock of ABI. Following the Initial Share Exchange, ABI became a wholly owned subsidiary of Acesis UK.

AHC and ABI have their primary place of business in Centennial, Colorado and Acesis UK has its primary place of business in London, England.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report the Company's financial condition, results of operations and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Acesis UK, and its wholly-owned subsidiary, Acesis Biomed US., a Colorado corporation ("ABI"). All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of six months or less to be cash equivalents.

Use of Estimates – The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant items subject to such estimates include but are not limited to the valuation of share-based awards.

Fair Value of Financial Instruments – Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying value of cash and cash equivalents, prepaid expenses, accounts payable, accrued expenses and other current liabilities are considered to approximate fair value due to the short-term nature of these instruments. Fair value hierarchy of liabilities that are recognized and measured at fair value in the consolidated statements as of December 31, 2024 and 2023 are shown below (Level 3 inputs are not applicable):

| | Fair Value Measurement Using | |
	Level 1	Level 2
December 31, 2024		
Due to related party recognized at fair value	$ -	$ -
December 31, 2023		
Due to related party recognized at fair value	$ -	$ -

Convertible Instruments – The Company has utilized various types of financing to fund its business needs, including convertible debt. The Company considers guidance within Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 470-20, *Debt with Conversion and Other Options* (ASC 470-20), ASC 480, *Distinguishing Liabilities from Equity* (ASC 480), and ASC 815, *Derivatives and Hedging* (ASC 815) when accounting for the issuance of its convertible securities. Additionally, the Company reviews the instruments to determine whether they are freestanding or contain an embedded derivative and, if so, whether they should be classified in permanent equity, mezzanine equity or as a liability at each reporting period until the amount is settled and reclassified into equity.

When multiple instruments are issued in a single transaction, the Company allocates total proceeds from the transaction among the individual freestanding instruments identified. The allocation is made after identifying (1) all the freestanding instruments and (2) the subsequent measurement basis for those instruments. The subsequent measurement basis determines how the proceeds are allocated. Generally, proceeds are allocated based on one of the following methods:

- Fair value method - The instrument being analyzed is allocated a portion of the proceeds equal to its fair value, with the remaining proceeds allocated to the other instruments as appropriate.

- Relative fair value method - The instrument being analyzed is allocated a portion of the proceeds based on the proportion of its fair value to the sum of the fair values of all the instruments covered in the allocation.

- Residual value method - The instrument being analyzed is allocated the remaining proceeds after an allocation is made to all other instruments covered in the allocation.

Generally, when there are multiple instruments issued in a single transaction that have different subsequent measurement bases, the proceeds from the transaction are first allocated to the instrument that is subsequently measured at fair value (i.e. - instruments accounted for as a derivative liability) at its issuance date fair value, with the residual proceeds allocated to the instrument not subsequently measured at fair value. In the event both instruments in the transaction are not subsequently measured at fair value (i.e. equity-classified instruments), the proceeds from the transaction are allocated to the freestanding instruments based on their respective fair values, using the relative fair value method.

After the proceeds are allocated to the freestanding instruments, resulting in an initial discount on the host contract, those instruments are further evaluated for embedded features (i.e. conversion options) that require bifurcation and separate accounting as a derivative financial instrument pursuant to ASC 815. Embedded derivatives are initially and subsequently measured at fair value. Under ASC 815, a portion of the proceeds received upon the issuance of the hybrid contract is allocated to the fair value of the derivative.

The Company accounts for convertible instruments in which it is determined that the embedded conversion options should not be bifurcated from their host instruments, in accordance with ASC 470-20. Under ASC 470-20, the Company records, when necessary, discounts to convertible notes or convertible preferred stock for the intrinsic value of conversion options embedded in the convertible instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the convertible instrument, unless limited by the proceeds allocated to such instrument. See Note 5 and Note 6 for additional discussion on the identified embedded features (conversion options) associated with the Company's convertible notes and convertible preferred stock and resulting beneficial conversion features recorded.

The Company allocates issuance costs between the individual freestanding instruments identified on the same basis as proceeds were allocated. Issuance costs associated with the issuance of stock or equity contracts (i.e. equity-classified warrants and convertible preferred stock) are recorded as a charge against the gross proceeds of the offering. Issuance costs associated with the issuance of debt (i.e. convertible debt) is recorded as a direct reduction of the carrying amount of the debt liability, however, if debt issuance costs exceed the carrying amount of the debt, issuance costs are recorded to additional paid-in capital as a reduction of the beneficial conversion feature. Any issuance costs associated with the issuance of liability-classified warrants are expensed as incurred.

Revenue Recognition – The Company intends to generate revenue from upfront license fees, royalties, and product sales. The Company will determine revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

Revenue will be recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company will not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

To date, the Company has not generated any revenue.

Research and Development Costs – Research and development costs are charged to operations in the period incurred. For the years ended December 31, 2024 and 2023, the Company incurred $248,180 and $241,657 in research and development costs.

General and Administrative – General and administrative costs primarily consist of personnel-related expenses, including payroll, consulting and professional fees, as well as general corporate expenses. Patent-related costs are expensed in general and administrative expenses because there is uncertainty as to the future economic benefit of the asset.

Stock-Based Compensation – Stock-based payments are measured at their estimated fair value on the date of grant. For employees, the Company recognizes compensation expense for share-based awards based on the estimated fair value of the award on the date of grant and the probable attainment of a specified performance condition or over a service period. Share-based compensation expense recognized during a period is based on the estimated number of awards that are ultimately expected to vest. For warrants that do not vest immediately but which contain only a service vesting feature, we recognize compensation cost on the unvested warrants on a straight-line basis over the remaining vesting period.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of warrants and the market price of our common stock, or comparable public companies if our stock is not trading, on the date of grant for the fair value. Our determination of fair value of share-based awards is affected by those stock prices as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and certain other market variables such as the risk-free interest rate.

Income Taxes – The Company is primarily subject to corporation taxes in the United Kingdom and the United States. The calculation of the Company's tax provision involves the application of both United Kingdom and United States tax law and requires judgement and estimates.

The Company accounts for income taxes in accordance with ASC Topic 740, *Accounting for Income Taxes*, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company accounts for uncertainty in income taxes by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

Earnings Per Share – Basic loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options and warrants, plus the conversion of convertible notes, if any. As of December 31, 2024 and 2023, potentially dilutive shares included outstanding warrants (see Note 10).

Foreign Currency – The functional currency of Acesis UK is the Great Britain Pound (GBP). UK's financial statements are translated into U.S. Dollars using period-end exchange rates for assets and liabilities, historical

exchange rates for stockholders' equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are included in other income (expense), net in the statements of comprehensive loss.

Foreign Translation – Realized gains and losses from foreign currency transactions are recognized as gain or loss on foreign currency in the consolidated statements of operations. Unrealized gains and losses from foreign currency transactions are recognized as other income (expense) in the consolidated statements of operations.

The exchange rates used for foreign currency translations are as follows:

	GBP to USD			
	2024		**2023**	
Assets and liabilities	$	1.2521	$	1.2743
Revenue and expenses	$	1.2781	$	1.2440

Comprehensive Loss – Comprehensive loss is composed of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists solely of foreign currency translation gains and losses for the years ended December 31, 2024 and 2023.

Recently Issued Accounting Pronouncements – In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, _Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures_. The guidance includes the requirements that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, the title and position of the chief operating decision maker, and an explanation of how the chief operating decision maker uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The guidance also requires that a public entity that has a single reportable segment provide all the disclosures required by the guidance and all existing segment disclosures in Accounting Standards Codification (ASC) 280, _Segment Reporting_. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in the guidance retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the impact that this guidance may have on its financial statements.

In December 2023, the FASB issued ASU 2023-09, _Income Taxes (Topic 740): Improvements to Income Tax Disclosures_. The guidance includes the requirement that public business entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). It also requires that all entities disclose, on an annual basis, the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received) and requires that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. Lastly, the guidance eliminates the requirement for all entities to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or make a statement that an estimate of the range cannot be made.

The guidance is effective for the Company for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The guidance should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact that this guidance may have on its financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future financial position, results of operations or cash flows.

2.   **Going Concern:**

At December 31, 2024, the Company had cash of $623,293. It also had a working capital deficit of $401,189, and an accumulated deficit of $20,954,567. This raises substantial doubt about the Company's ability to continue as a going concern. Management is taking action to ensure the Company will continue as a going concern for at least one year beyond the date of the issuance of the Company's financial statements. The sales of the Company's equity instruments and issuance of notes payable will continue as the Company seeks private placement offerings of its common stock, a Regulation CF crowd funding offering, as well as a contemplated Initial Public Offering. These fundraising efforts may not be successful. While there can be no assurances, management believes that these actions will enable the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3.   **Related Party Transactions:**

Employment Agreements –

In January 2023 the Company entered into an employment agreement with its CFO, Duane Knight, for a one-year term to serve as CFO of AHC, Acesis UK and ABI. The CFO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive. This agreement included an annual base salary of $60,000 and the CFO was also eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. The agreement provided for severance payments if the agreement was terminated prior to its scheduled expiration. This agreement was renewed under the same terms for an additional one-year period through December 31, 2024 at which time the agreement expired and the CFO ceased to be employed by the Company.

During the third quarter of 2023, CFO agreed to forgive $87,140 of accrued but unpaid compensation from 2023 and prior years. During the years ended December 31, 2024 and 2023 a total of $23,000 and $54,500 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CFO totaled $50,000 and $13,000 at December 31, 2024 and 2023.

In January 2023 entered into an employment agreement with its Corporate Secretary and COO, Thomas Olson, for a two-year term to serve in those roles at AHC, Acesis UK and ABI. The COO assumed his responsibilities on a part-time basis until requested by the Board of Directors to become a full-time executive at a base salary of $90,000 per annum. In September 2024, the base salary was increased to $100,000 per annum for the duration of the agreement. The COO is eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible to receive equity grants once the Company establishes an equity compensation plan, as well as standard benefits. The agreement provides for severance payments in the event the agreement is terminated prior to its scheduled expiration.

The COO agreed to forgive $8,218 in the third quarter of 2023 of accrued but unpaid compensation. During the years ended December 31, 2024 and 2023 a total of $87,333 and $74,250 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the COO totaled $25,500 and $19,500 at December 31, 2024 and 2023.

In January 2023 the Company entered into an employment agreement with one of its co-founders, Dr. Costas Karatzas, to serve as CEO of AHC, Acesis UK and ABI for a two-year term. Mr. Karatzas performs his responsibilities on a full-time basis and earns a base salary is $250,000 per annum. The CEO is eligible to earn discretionary annual performance bonuses upon meeting certain objectives as determined by the Board of Directors, none of which have been earned to date. He will also be eligible to receive equity grants once the Company establishes an equity compensation plan, as well as standard benefits. The agreement provides for severance payments in the event the agreement is terminated prior to its scheduled expiration.

During the third quarter of 2023, CEO agreed to forgive $106,467 of accrued but unpaid compensation from 2023 and prior years. During the years ended December 31, 2024 and 2023 a total of $217,335 and $217,834 was paid under this agreement. As a result of these transactions, the accrued but unpaid balances payable to the CFO totaled $64,831 and $32,166 at December 31, 2024 and 2023.

During the third quarter of 2023, Dr. Vassilios Papadopoulos, one of the Company's co-founders who is a director and chairman of the Scientific Advisory Board ("SAB") an agreed to forgive $277,866 of accrued but unpaid compensation from his service as a member of the SAB for 2023 and prior years as described more fully below. As a result of these transactions, the accrued but unpaid balances payable to the Dr. Papadopoulos totaled $200,000 and $100,000 at December 31, 2024 and 2023.

During the third quarter of 2023, Dr. Papadopoulos, the CEO, COO and CFO agreed to forgive a total of $479,691 in amounts due to them. These amounts were recorded as capital contributions in accordance with ASC 470-50-40-2.

Scientific Advisory Board Agreement – Effective March 1, 2018, the Company entered into an agreement with our co-founder and director Dr. Papadopoulos through which Dr. Papadopoulos agreed to serve on our SAB under compensation terms that varied through the years and was $100,000 as of December 31, 2022. On January 1, 2023, the Company and Dr. Papadopoulos executed a new agreement with a one year term that may be renewed annually by mutual consent of both parties providing for annual compensation of $100,000. No payments were made under this agreement in either of the years ended December 31, 2024 or 2023 leaving balances due at those dates of $200,000 and $100,000, respectively. During the third quarter of 2023, Dr. Papadopoulos agreed to forgive $277,866 of accrued but unpaid compensation accrued in prior years.

In October 2024, one of the Company's shareholders, Ron Huston, acquired 703,704 shares of the Company's common stock for a purchase price of $950,000, or $1.35 per share. As a result of this transaction, Mr. Huston became a greater than 10% shareholder of the Company and therefore a related party.

4. **Accounts Payable and Accrued Expenses:**

Accounts payable and accrued expenses consist of the following at:

	December 31		
	2024		2023
Accounts payable	$	696,299	$	432,282
Accrued interest		3,163		3,163
Accrued interest, related party		5,495		5,495
Accrued salaries, related party		140,331		64,666
Accrued salaries, non-related party		116,500		-
Accrued board fees, related party		200,000		100,000
Other current liabilities		-		43,227

| | TOTAL | $ | 1,161,788 | $ | 648,833 |

In March 2017 ABI entered into an employment agreement with its then CEO, Mr. Richard Schell, for a two-year term with a base salary of $150,000 per annum, that was extended at various periods prior to March 2021. In March 2021 Mr. Schell resigned his position as CEO and his employment agreement was cancelled effective April 30, 2021. As of that Date, Mr. Schell had accrued but unpaid compensation due to him of $116,500 that remains unpaid at December 31, 2024 and 2023.

As discussed in Note 3 and Note 10, in 2023 the CEO, COO, CFO and SAB members agreed to forgive a portion of their accrued compensation. Additionally, a founder and shareholder SMW LLC agreed to forgive accrued compensation of $292,528. The Company recorded the total amount forgiven of $934,719 as a capital contribution in additional paid-in capital in accordance with ASC 470-50-40-2.

5. **Notes Payable:**

In February 2024, the Company received $200,000 and issued an unsecured note payable to a shareholder bearing interest at 12% per annum. The unpaid principal and interest were due in full one year from the funding date or immediately payable if the Company secured an investment of $1,000,000.

In March 2024, the Company received an additional $200,000 and issued an unsecured note payable to the same shareholder bearing interest at 12% per annum. The unpaid principal and interest were due in full one year from the funding date or immediately payable if the Company secured an investment of $1,000,000.

In September 2024, the principal amount of $400,000 for both notes along with accrued interest payable of $27,485 was converted into 427,485 shares of the Company's $0.001 par value common stock at a conversion price of $1.00 per share. The company reviewed this debt extinguishment under Accounting Standards Codification (ASC) 470-50 and determined no gain or loss was to be recorded resulting from this transaction.

6. **Stockholders' Equity:**

In October 2022, the Company formed Acesis Holdings Corporation ("AHC"), a Nevada Corporation, for the purpose of completing an initial public offering of its Common Stock and listing such shares on the Nasdaq. AHC has the authority to issue 190,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. The Board of Directors has the authority to issue the Preferred Stock from time to time in one or more classes or series, and to state the rights and provisions as the Board of Directors may advise.

In November 2022, to facilitate the intended IPO, the Company initiated a Reorganization Agreement and Plan of Share Exchange. Pursuant to this Agreement, AHC, the Holding Company shall purchase the Shareholders' Ordinary Shares and in consideration of such transfer, Holding Company shall issue to the shareholder common stock in Holding Company. Consequently, as a result of the Share Exchange, (i) Holding Company will have an aggregate 13,462,270 shares of Common Stock issued and outstanding and owned by the Shareholders, (ii) each Shareholder will cease to be a shareholder of Acesis UK and (iii) the ownership of one hundred percent (100%) of the Ordinary Shares of Acesis UK shall automatically vest in Holding Company and Acesis UK will continue in existence as a direct, wholly-owned subsidiary of Holding Company.

Acesis UK has the authority to issue an unlimited number of ordinary shares of £0.0002 nominal value stock.

During the year ended December 31, 2023, AHC received $1,015,285 in net cash proceeds for the sale of 1,110,000 shares of its common stock. As a part of this sale, the Company issued warrants to the investment banker for 77,700 shares of its common stock exercisable for five years at $1.00 per share, at a fair value of $64,369.

During the third quarter of 2023, the CEO, COO, CFO, certain shareholders and Scientific Advisory Board agreed to forgive a total of $934,719 in accrued compensation that was recorded as a capital contribution in additional paid-in capital in accordance with Accounting Standards Codification (ASC) 470-50-40-2.

In September 2024, the Company agreed to convert the notes payable issued in February and March 2024 totaling $400,000 together with $27,485 in accrued interest to 427,485 shares of the Company's common stock at a conversion price of $1.00 per share.

Also in September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years. An estimated fair value of $347,311 was determined using the Black-Scholes option pricing model as explained more fully in Note 8below.

In October 2024, one of the Company's shareholders, Ron Huston, acquired 703,704 shares of the Company's common stock for a purchase price of $950,000, or $1.35 per share. As a result of this transaction, Mr. Huston became a greater than 10% shareholder of the Company and therefore a related party.

As of December 31, 2024 and 2023 AHC had 15,953,459 and 14,822,270 shares of common stock outstanding, respectively.

7. **Stock-Based Compensation:**

In September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years. An estimated fair value of $347,311 was determined using the Black-Scholes option pricing model as explained more fully in Note 8 below, which amount as recorded as stock-based compensation in the quarter ended September 30, 2024.

8. **Warrants:**

During the year ended December 31, 2023, as a part of the Company's pre-IPO financing (see Note 10), AHC sold 1,110,000 shares at $1.00 per share and received net cash proceeds of $1,015,285 after fees and commissions. As a part of this sale, the Company issued warrants to the investment banker to purchase 77,700 shares exercisable at $1.00 per share for a period of five years.

Estimated fair values of warrants granted were determined using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	3.93 - 4.53%
Expected term	2.5 years
Volatility	166 – 182%
Weighted average remaining life	4.99 years
Exercise price	$ 1.00

Expected term represents the period that the Company's stock-based awards are expected to be outstanding. The Company's historical stock warrant exercise experience does not provide a reasonable basis upon which to estimate expected term. As such, the simplified method was used to calculate the expected term.

The Company calculated volatility based on the volatilities of comparable public companies.

The calculated share-based value of $64,369 was recorded as a placement agent warrant cost in additional paid-in capital as December 31, 2023.

In September 2024, the Company authorized the issuance of a warrant to its COO, Mr. Olson, to purchase up to 350,000 shares of the Company's common stock at $0.10 per share exercisable for a period of up to five years.

Estimated fair values the warrant granted was determined using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	3.52%
Expected term	2.5 years
Volatility	277%
Weighted average remaining life	4.99 years
Exercise price	$ 0.10

The calculated share-based value of $347,311 was recorded as stock-based compensation during the year ended December 31, 2024

Expected term represents the period that the Company's stock-based awards are expected to be outstanding. The Company's historical stock warrant exercise experience does not provide a reasonable basis upon which to estimate expected term. As such, the simplified method was used to calculate the expected term.

The Company calculated volatility based on the volatilities of comparable public companies.

A summary of the activity of the warrants follows:

	Warrants		Weighted-average exercise price		Weighted-average grant date fair value	Weighted-average remaining life
Outstanding and exercisable at December 31, 2022	17,500	$	1.00	$	0.82	2.99
Granted	77,700		1.00		0.83	3.23
Expired	-		-		-	
Outstanding and exercisable at December 31, 2023	95,200		1.00		1.00	3.19
Granted	350,000		0.10		0.99	4.74
Expired	-		-		-	
Outstanding and exercisable at December 31, 2024	445,200	$	0.29	$	0.96	3.54

9. **Loss Per Share:**

		December 31, 2024			December 31, 2023
Numerator:					
Net loss	$	(1,499,932)	$		(1,165,502)
Denominator:					
Weighted-average common shares outstanding - basic		15,108,977			14,616,448
Weighted-average common shares outstanding - basic		15,108,977			14,616,448
Basic	$	(0.10)	$		(0.08)
Diluted	$	(0.10)	$		(0.08)

10. **Commitments and Contingencies:**

Royalties – Effective May 2021, the Company signed an amended and restated license agreement for intellectual property with The Royal Institution for the Advancement of Learning/McGill University in Canada covering the Company's potential products. The Company had previously executed an assignment agreement with McGill University pursuant to which the Company acquired the entire right, title, interest, property and benefit in and for Canada, and all other countries in the world, in and to the inventions held by McGill for the subject matter of Patent Families I and II. The payment obligations below commenced in April 2018 and will terminate on the twentieth anniversary therefrom.

The Company must pay minimum royalties of $5,000 per year beginning on the date of the first commercialization of the first product developed using the patents covered by the license/assignment agreement. If the Company is required to obtain a license from a third party for the commercialization of a product using Family I or II patents the royalty will be reduced by the rate paid for the their-party license up to an amount not exceeding 50% of the royalty paid to McGill. Additionally, for each of the Company's potential products, it must pay 3% of annual net revenues, with a minimum royalty of CAD $5,000 per year starting on the date of commercialization of the first product developed using the intellectual property covered by the license/assignment agreement (patent Families I & II); or a 12% payment for any licensing revenue in the event the Company licenses its products to a third party.

The Company must pay milestone payments for the androgen replacement treatment as follows:

- CAD $5,000 on the issuance of the first US patent

- CAD $25,000 on the filing of an investigational new drug application or regulatory filing

- CAD $50,000 on the initiation of the first Phase II clinical study

- CAD $100,000 on the initiation of the first Phase III clinical study

- CAD $300,000 on receipt of regulatory approval

The Company must also pay milestone payments as follows for an in-vitro test to identify Alzheimer's disease as follows should it be developed in the future:

- CAD $5,000 on the issuance of the first US patent

- CAD $50,000 on the filing of a 510(k) or PMA application

- CAD $200,000 on receipt of regulatory approval

The Company currently has no plans to perform any research and development related to this Alzheimer's agreement. In addition, the Company issued 5% of the total number of issued and outstanding shares in the Company's Series A financing to the same institution, or 1,652,632 shares in March 2016 (247,895 shares of AHC). This agreement, payable in Canadian dollars, exposes the Company to foreign exchange transaction gains and losses. In August 2016, the Company issued an additional 300,000 shares of ABI common stock (45,000 shares of AHC) to McGill in lieu of the pre-existing anti-dilution provision. As of December 31, 2024, only one milestone has been reached for issuance of the first US patent of the androgen replacement treatment of CAD$5,000 that remains unpaid and no additional milestones or amounts have been earned or are payable.

Scientific Advisory Board – On January 1, 2023 the Company executed new agreements with the members of our Scientific Advisory Board ("SAB") through which each SAB member (other than Dr. Papadopoulos) will be paid an annual fee of $25,000. These agreements may be renewed annually by mutual consent of the company and the SAB member. The SAB consists of five members as of December 31, 2024.

Total expense for the non-related party SAB members was $100,000 for each of the years ended December 31, 2024 and 2023, which are included in research and development expenses in the statement of operations and comprehensive loss. These non-related party SAB members agreed to forgive a total of $162,500 in accrued SAB fees in the third quarter of 2023.

Sponsored Research Agreement – In June 2022, with modifications in October 2022, the Company signed a Sponsored Research Agreement ("SRA") agreement with the University of Southern California ("USC") pursuant to complete the Research Project "Assessment of bioactive peptides on male hypogonadism and associated diseases" at USC. The Company agreed to pay USC (1) an initial payment of $75,000 to be paid in the first quarter of 2023; (2) eight quarterly installments of $88,389 (total of $707,116); and (3) $40,000 upon submission of the final report. The Company paid the initial payment of $75,000 in November 2022 that is included in research and development expenses in the statement of operations and comprehensive loss. The effective date of the SRA is linked to the successful "Admission" of the Company and trading on the Nasdaq market. No payments are due until the Admission of the Company's to Nasdaq.

Underwriters – In September 2022, the Company signed an engagement letter with Boustead Securities ("Boustead") to complete a pre-IPO financing and a proposed IPO on the Nasdaq ("Transaction"). It is the intent of Boustead to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Boustead (1) a cash Success Fee of 7% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 7% of the gross amount of securities issued by the Company with the strike price as the lower of (i) the fair value of the Company's stock as of each transaction closing date; (ii) the price per share paid by investors in each respective transaction; (iii) in the event that convertible securities are issued in the Transaction, the conversion price of such securities, or; (iv) in the event that warrants or other rights are issued in the Transaction, the exercise price of such warrants or other rights. The Company also agreed to pay Accountable Expenses estimated as follows (1) Underwriter's legal counsel fees of $100,000; (2) Due diligence and other expenses which shall not exceed $75,000; (3) Road show, travel, platform onboarding fees and similar expense which shall not exceed $75,000; and (4) Background checks for the Company's officers, directors, and major shareholders of $8,000. The Company must pay legal advisors up to $250,000 upon the closing of a successful IPO.

In September 2024, the Company and Boustead Securities executed a Termination Agreement and Mutual Release (the "Termination Agreement") through which the engagement letter with Boustead executed in September 2022 for a potential IPO transaction was terminated and, subject to the provisions of the Termination Agreement, the parties released each other from further claims. The Company paid Boustead $50,000 upon execution of the agreement and must pay Boustead $150,000 twelve months from the date of the Termination Agreement and an additional $100,000 within twenty months from the date of the Termination Agreement.

In November 2024, the Company signed an engagement letter with Aegis Capital Corp. ("Aegis") to complete a proposed IPO on a national securities exchange (the "Proposed IPO"). The engagement letter has a twelve (12) month term. It is the intent of Aegis to enter into an Underwriting Agreement with the Company as lead underwriter on a firm commitment basis. The Company agreed to pay Aegis (1) a cash fee "underwriting discount" of 8% of the gross amount to be disbursed to the Company; (2) a non-accountable expense allowance equal to one percent (1%) of the gross amount to be disbursed to the Company; (3) warrants equal to 10% of the gross amount of securities issued by the Company with the strike price of 125% of the offering price per shares of the securities sold in the Proposed IPO. The Company also agreed to pay Underwriter's legal counsel fees of $175,000, of which $25,000 was paid upon execution of the agreement. The Company must also pay its legal advisors up to $350,000 including $25,000 paid, and $75,000 accrued, in the year ended December 21, 2024; and an additional $250,000 upon the closing of a successful IPO. The total of $125,000 in expenses related to the Proposed IPO paid in the year ended December 31, 2024 have been recorded as deferred offering costs on the Company's balance sheet.

CRO – In May 2023, the Company signed a Master Services Agreement with KreaMedica Inc. ("KreaMedica") to provide research and development services. The agreement is for 2 years but may be terminated by either party with a 30-day written notice. The Company also signed a Commercial Agreement with KreaMedica for R&D services to complete pre-IND and IND services in order to take advantage of eligible Canadian Tax Credits. The services related to the contract with KreaMedica will be sub-contracted to CROs. This agreement expires June 30, 2024. This agreement is aimed at using KreaMedica's network to identify and negotiate the optimum pricing and services by CROs, in addition to the Company having support of a project manager and a toxicologist pro-bono. As a result of taking advantage of certain Scientific Research and Experimental Development tax credits, the Company will be reimbursed by KreaMedica as follows, once Study Charges and/or Study Material Costs exceed $600,000:

- 10% of eligible Study Charges within the Province of Quebec
- 7% of eligible Study Charges within Canada but outside the Province of Quebec
- 7% of eligible Study Material Costs consumed during the course of the respective fiscal year in Canada

The specific research services will be detailed in POs and Statements of Work. "KreaMedica" will select Third-Party R&D service vendors, with the Company's approval. "KreaMedica" is responsible for the Third-Party Vendors' work and to provide to the Company all data arising from such R&D services. Project costs will be specified in Project Orders and shall be payable according to the instalments detailed in the appropriate Project Order / Statement of Work. POs and invoices for R&D services requested by the Company have been issued with amounts totaling $27,305 in the year ended December 31, 2024.

Also, in May 2023 the Company completed a closing as a part of the Company's pre-IPO financing. AHC sold 100,000 shares to KreaMedica Holdings Inc. at $1.00 per share and received net proceeds of $91,435 after fees and commissions. As a part of this sale, the Company issued warrants to the broker for 7,000 shares exercisable for five years at $1.00 per share at a fair value of $6,003.

Capital Market Advisory Agreement - In May 2024, the Company executed a one-year Capital Market Advisory Agreement with Exchange Listing LLC through which it engaged the consultant to assist the Company in preparing for a senior exchange listing. As part of this agreement the Company agreed to pay the consultant: a $5,000 monthly fee payable with $5,000 at signing of the agreement and the balance upon reaching certain financial goals; $125,000 upon a successful senior exchange listing; and 330,000 shares of common stock issuable upon a successful senior exchange listing. The Company paid a total of $10,000 during the year ended December 31, 2024 with $30,000 remaining unpaid as of that date.

Regulation CF Offering – In November 2024 the Company executed an engagement agreement with Netcapital Funding Portal Inc. through which the Company intends to utilize the Netcapital.com funding portal to sell shares of its common stock in a Regulation CF crowdfunding offering; with a minimum capital raise of $10,000. Under this agreement AHC must pay a 4.9% cash offering fee of the total funds raised in an offering as well as shares of common stock equal to one percent (1%) of the securities sold during the offering. This Regulation CF offering has not commenced and there is no assurance it will commence or if it does, successfully sell the minimum raise of $10,000 or more. As part of the proposed Regulation CF offering, the company engaged a digital marketing consultant to assist in the offering. During the year ended December 31, 2024 the Company paid the consultant $19,000 for services rendered in December 2024 and January 2025. The agreement calls for additional payments of $11,500 in January and February of 2025.

11. **Income Taxes**:

The components of net loss before income taxes for the year ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,	Year Ended December 31,

	2024	2023
US	(758,580) $	(634,236)
UK	(741,352)	(531,266)
Net loss before income taxes	$ (1,499,932) $	(1,165,502)

The provision for (benefit from) income taxes for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Current - UK and US	$	$ -
Deferred - UK and US		-
Federal deferred tax provision/(benefit)	(134,837)	(133,160)
State deferred tax provision/(benefit)	(22,319)	(12,290)
UK deferred tax provision/(benefit)	(74,868)	(100,940)
Increase/(decrease) in valuation allowance	232,023	246,390
Total provision for income taxes	$ - $	-

The following table presents a reconciliation of income tax expense (benefit) computed at the UK and US statutory income tax rates to the effective income tax rate as reflected in the consolidated financial statements:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Federal and UK blended tax benefit at statutory rates	20%	20%
State income taxes, net of federal benefit	1%	2%
Permanent adjustments and other	-6%	-1%
Change in valuation allowance	-15%	-21%
Effective income tax rate	- %	-%

The Company accounts for income taxes in accordance with ASC Topic 740. Deferred income tax assets and liabilities are determined based upon temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The following table presents the principal components of the Company's deferred tax assets and liabilities as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carryforwards - US	$ 3,159,748 $	3,039,851
Accrued expenses	84,644	41,649
Capitalized R&D	89,038	94,811
Net operating loss carryforwards - UK	542,587	467,719
Valuation allowance	(3,876,017)	(3,643,994)
	$ - $	-

As of December 31, 2024 and 2023, the Company had cumulative tax-effected UK net operating loss carryforwards of $2,855,723 and $2,461,682 UK losses not surrendered may be carried forward indefinitely, subject to numerous utilization criteria and restrictions and are fully offset by a valuation allowance. As of December 31, 2024 and 2023, the Company also had U.S. federal net operating loss carryforwards of $12,909,577 and $12,419,415.

Changes in valuation allowance for the years ended December 31, 2024 and 2023 were $232,023 and $246,390.

In measuring the Company's deferred tax assets, the Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. Significant judgment is required in considering the relative impact of the negative and positive evidence, and weight given to each category of evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, the Company utilizes the "more likely than not" criteria established in FASB ASC Topic 740 to determine whether the future tax benefit from the deferred tax assets should be recognized. As a result, the Company has established valuation allowances on the deferred tax assets in jurisdictions that have incurred net operating losses and in which it is more likely than not that such losses will not be utilized in the foreseeable future.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact the Company's view with regard to future realization of our deferred tax assets. Management has considered the Company's history of cumulative net losses in the UK, along with estimated future taxable income and has concluded that it is more likely than not that the Company will not realize the benefits of its UK deferred tax assets and U.S. state research and development tax credits. Accordingly, the Company has maintained a full valuation allowance against these net deferred tax assets as of December 31, 2024 or 2023.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2024 or 2023.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2024 and 2023, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's statements of comprehensive loss, nor did it have any interest or penalties accrued in its balance sheets at December 31, 2024 or 2023 relating to unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in the UK and the U.S. Generally, the tax years 2017 through 2024 remain open to examination by the major taxing jurisdictions to which the Company is subject. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

12. **Subsequent Events**:

On March 17, 2025, AHC commenced a Regulation CF crowd funding offering on Netcapital.com to raise up to $1,000,000 through the sale of its common stock at $2.35 per share. As of April 15, 2025, the Company has sold 29,747 shares of common stock for total proceeds of $69,905. On April 8, 2025, a closing occurred for 21,236 of those shares totaling $49,905 less fees and expenses of $3,946 for net proceeds of $45,959 The remaining balance of $20,000 plus any additional proceeds from potential future sales will be received at a future closing.

Management has determined that there are no further events subsequent to the balance sheet date that should be disclosed in these financial statements.